MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2013

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements ("Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2013 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of March 25, 2014. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law.

All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's continuous disclosure filings that are available under the Company’s profile at www.sedar.com. For more information on the Company, investors should review the Company’s Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its annual information form and home jurisdiction filings that are available on SEDAR at >www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds interests in mining claims on State of Alaska land in southwest Alaska, USA (“US” or “America”), which are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"). The Pebble Project is an advanced, pre-development stage initiative to design the development of one of the world’s most important mineral resources when measured by aggregate contained metals.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. From 2001 to 2007, the Company established substantial mineral resources at the Pebble deposit. Comprehensive environmental, social and engineering studies of the deposit and surrounding area to support mine planning and permitting activities were initiated in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc ("Anglo American") established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward feasibility.  To maintain its 50% interest in the Pebble Partnership, Anglo American was required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, permitting of a planned project, followed by construction of the final approved Pebble Project.  Anglo American’s cash contribution since the formation of the Pebble Partnership amounted to $595 million (US$573 million).

On September 15, 2013, Anglo American gave the Company its notice of withdrawal from the Pebble Partnership. In December 2013, Northern Dynasty exercised its right to acquire Anglo American’s interest in the Pebble Partnership and now holds a 100% interest in the Pebble Partnership and its general partner, Pebble Mines Corp., which administers the Pebble Project.

Subsequent to the end of the year, Thomas C. (Tom) Collier, an experienced US regulatory lawyer and former Chief of Staff in the US Department of Interior, was appointed Chief Executive Officer ("CEO") of the Pebble Partnership. Mr. Collier has extensive natural resource sector experience, specializing in the provision of strategic leadership to companies navigating federal environmental permitting processes, specifically the Environmental Impact Statement process under the USA

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

National Environmental Policy Act ("NEPA") and 404 wetlands permitting under the Clean Water Act.

Former Pebble Partnership CEO, John Shively, was named Chairman of Pebble Mines Corp. and will continue to play an active role on the Pebble strategic leadership team.

At December 31, 2013, Northern Dynasty had cash and cash equivalents on hand of $25.8 million for its operating requirements. In the fall of 2013, the Company initiated a review of all Pebble Partnership programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner. Management believes that the Company has sufficient capital resources to cover corporate expenditure requirements and activities at the Pebble Project for a period in excess of the next twelve months.

Plans for 2014

The Company’s priority goals in 2014 are to address the US Environmental Protection Agency ("EPA")’s recently announced 404(c) process under the Clean Water Act, to move forward with environmental planning and project design work and to seek one or more potential joint venture or other partners to join the Pebble Project.  Northern Dynasty has consolidated all of the technical data, engineering work and permitting documentation related to the Pebble Project into a data room to facilitate due diligence reviews by interested parties.  The Company will also continue its review of the project and advance engineering and environmental studies, as well as regulatory documentation, to prepare for federal and state permitting under NEPA.  A final decision on formal permit application timing depends on factors such as completion of technical assessments and interaction with regulatory agencies, and would be made by the Northern Dynasty and Pebble Mines Corp. Boards.

1.2.1	Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

Mineralization indicating the presence of the Pebble deposit was discovered in 1987 by a prior operator. By 1997 an initial outline of a deposit of copper, gold and molybdenum had been identified.

From 2001-2007, Northern Dynasty explored the Pebble deposit and surrounding property using its own financial resources. This work led to an overall expansion of the deposit, including discovery of a substantial volume of higher grade mineralization to the east, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

The estimate of the Pebble deposit mineral resources has been updated several times as exploration has advanced. The most recent estimate was announced in February 2010, which at a 0.30% copper equivalent (CuEQ) 1 cut-off comprises:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

In February 2011, Northern Dynasty announced the results of an independent Preliminary Assessment ("PA") of the Pebble Project by Wardrop, a Tetra Tech Company.  The PA analyzed the economics of three successive mine development cases comprising 25, 45 and 78 years of open pit mining, each at a posited processing rate of 200,000 tons per day.  The results of the PA indicated the potential for positive returns on invested capital in a mine.  Although additional engineering, environmental and socioeconomic studies and data collection programs designed to advance a prefeasibility study for the Pebble Project continued from 2011 through early 2013, this work was not sufficiently comprehensive or material to obviate the 2011 PA analyses and conclusions.  However, since the withdrawal of Anglo American from the Pebble Partnership in late 2013 and in light of more recent stakeholder and regulatory feedback, Northern Dynasty initiated a comprehensive review of previous analyses of the Pebble Project, including the 2011 PA and various project components.  Current studies of the Pebble Project investigate new infrastructure plans as well as lower throughput rates in a revised project development concept.  As well, the cost and revenue inputs require updating given the nearly 4 years which have passed since the 2011 PA was done.  For these reasons, any project which is ultimately put forward for permitting will almost certainly be different from the economic assessment model examined in the 2011 PA.  Therefore conclusions in the 2011 PA study may have limited going-forward relevance at this time.  There can be no assurances given by Northern Dynasty that the economics of the new alternative mine models being assessed will demonstrate economics similar to those projected in the 2011 PA.

In January 2012, the Pebble Partnership publicly released the Environmental Baseline Document ("EBD") for the Pebble Project. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence primarily based on research undertaken between 2004 and 2008, although baseline data collecting and monitoring has continued. Public and expert review of the EBD was facilitated under the Keystone initiative (see further details in section 1.2.1.3 below) .

_____________________________
1 Mineral resources at February 2010 estimated within a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. M+I include 527 million tonnes in the measured category grading 0.33% copper, 0.35 g/t gold and 178 ppm molybdenum and 5,414 million tonnes in the indicated category grading 0.43% copper, 0.35 g/t gold and 257 ppm molybdenum. Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$ 902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area . Mineral resources that are not mineral reserves do not have demonstrated economic viability. The qualified person for the estimate is David Gaunt, P.Geo.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Compilation of 2009 to 2013 environmental baseline data reports as well as reports that analyze the results of the baseline studies will be completed so that it can be shared with state/federal agencies and the public as part of the future permitting process. The EBD study is available on the Company’s website www.pebbleresearch.com.

1.2.1.1	Technical Programs

Pebble Project activities in 2013 included ongoing environmental monitoring and baseline data collection, engineering studies, stakeholder engagement, business development and public affairs programming as well as drilling and geo-hydrological testing at site.

Exploration and Drilling

The 2013 drilling program consisted of 29 holes, totaling 6,195 feet. All of the holes were drilled to collect geotechnical data.

Engineering

Engineering activities were designed to advance mine planning studies for the Pebble Project. The most recent phase of work commenced in 2011, and has included additional analysis of an open pit and process plant designs, and potential associated infrastructure options, along with compilation of potential designs for the transportation infrastructure and power plant. Development options and component alternatives are also being considered as part of the Company’s review of the project.

Environmental and Socioeconomic

Environmental Baseline Document ("EBD")

The EBD discussed above provides information and analysis on baseline physical, chemical, biological and social conditions based upon data collection by the Pebble Partnership environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. This work is ongoing.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. The EBD was released in advance in order to provide stakeholders with additional time to review the substantial document in advance of project permitting.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

The Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations has also been coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. These presentations involved several of the authors of the document.

Work toward completion of a Project Description for the Pebble Project advanced in 2013. The Pebble Partnership expects to be in a position to initiate federal and state permitting under the NEPA in 2014, although a final determination on permit timing has not yet been made.

Comprehensive environmental and socioeconomic baseline study programs have continued at the Pebble Project site in 2013. This year’s field programs have included surface and groundwater hydrology, water quality and fish resources studies, with a focus on monitoring.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible locations of transportation infrastructure options. Examination of the potential transportation infrastructure sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach was undertaken at Pebble in 2013 that includes community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices. Additional meetings were held recently to update stakeholders on the changes to the Pebble Project with Anglo American’s withdrawal.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, with the goal of enhancing the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. Grants totaling US$522,337 were awarded to sixteen charitable organizations, schools, and tribes serving southwest Alaska for 2014.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses. The Bristol Bay Marketplace Business Idea Competition continued in 2013.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Independent Science Panels ("ISP"), consisting of respected experts in a range of technical, scientific and sociological fields, were assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. The process is designed to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics. Four ISP events were held in October 2012 and a final event, focused on Wildlife, Wetlands and Endangered Species, was held in May 2013.

3.

Elders Forum - The Elders Forum is an annual event hosted by the Pebble Partnership to foster meaningful dialogue and provide updated information on the Pebble Project to Native elders from communities throughout the Bristol Bay region. The fifth annual Elders Forum was held in August 2013, and involved over 200 attendees representing 22 of the 31 in- region communities.

In addition, an Elders Advisory Committee comprised of 10 members representing eight sub- regions within Bristol Bay works directly with the Pebble Partnership on an ongoing basis to outline community concerns pertaining to mining and potential impacts on subsistence ways of life. The committee participates in mine tours, Pebble site tours and educational meetings and conferences in order to share information regarding modern mining with their communities.

As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

Employment and Workforce Development

The Pebble Partnership has been one of the most important private sector employers in southwest Alaska for several years, and has implemented employee training and workforce development initiatives such as training in the areas of equipment operations, health, safety and environment.

1.2.1.2	Legal Matters

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an activist environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands.

An environmental group, Renewable Resources Coalition ("RRC"), has filed a lawsuit against the Pebble Partnership and others in superior court in California. The lawsuit follows a complaint that Pebble Partnership filed with the Alaska Public Offices Commission in 2009 which alleged that RRC and others had engaged in illegal conduct during the course of a ballot initiative campaign in 2008. The commission investigated and issued a report finding RRC and others had violated Alaska law, and subsequently RRC and others entered into a consent decree and paid a settlement fine. RRC then filed a lawsuit against the Pebble Partnership, asserting that the Pebble Partnership violated RRC's rights by acquiring documents and information which the Pebble Partnership had attached to its complaint to the Alaska Public Offices Commission. The trial court dismissed the lawsuit, finding that it was an improper retaliatory lawsuit and barred by California's Anti-SLAPP (Strategic Lawsuits against Public Participation) statute. An appellate court recently reversed that dismissal and remanded the case back to the trial court. A status hearing is set for April 2014. The Pebble Partnership maintains that its conduct in reporting illegal conduct to the proper law enforcement authority was appropriate and proper in all respects, and it will again ask the trial court to dismiss the lawsuit for lack of merit.

1.2.1.3	Bristol Bay Watershed Assessment

In February 2011, the US Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, subsequently narrowed to the Nushagak and Kvichak area drainages. This process was initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages.

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a "hypothetical project" that is, one which has neither been defined nor proposed, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to fully consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at the public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions on the watershed assessment until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA in a report entitled "External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of t he draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". The full peer review report can be found at: http://www.epa.gov/ncea/pdfs/bristolbay/Final-Peer-Review-Report-Bristol-Bay.pdf.

"The authors have attempted to develop a hypothetical mine and attempted to assess possible environmental effects associated with mine development, operation, and closure," said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. "Although interesting, the potential reality of the assessment is somewhat questionable. It is also unclear why EPA undertook this evaluation, given that a more realistic assessment could probably have been conducted once an actual mine was proposed and greater detail about operational parameters available."

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012. For additional information on Northern Dynasty’s submission to the EPA and the Company’s critique of the BBWA report, see http://www.northerndynastyminerals.com/ndm/BristolBay.asp.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts. It does not include any recommendations or regulatory actions that will affect future development of the Pebble Project.

On February 28, 2014, the EPA announced that it is initiating a process under the Clean Water Act to investigate potential impacts on aquatic habitat and fisheries associated with mine development in southwest Alaska. The EPA process, which is a continuation of the BBWA study initiated in 2011, will include consultation with the U.S. Army Corps of Engineers and the Pebble Partnership. Based on input the EPA receives during any one of these steps, the agency has stated it could decide to take action under Section 404(c) of the Clean Water Act or decide that further review is not necessary. Northern Dynasty management continues to be of the opinion that any final decisions about Pebble should be made by federal and state regulators working within the NEPA permitting process based on an actual permit application, and not unilaterally and pre-emptively by the EPA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.2.2	Other Properties

1.2.2.1	South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement (the "FMM Agreement") of Kaskanak Copper LLC (the "LLC") with Full Metal Minerals (USA) Inc. ("FMMUSA"), which indirectly owned 100% of FMMUSA’s South Pebble Claims (the "FMM Properties"). On May 8, 2013, the Pebble Partnership purchased FMMUSA’s entire ownership interest in the LLC for a cash consideration of US$750,000. As a result, the Pebble Partnership is the indirect owner of a 100% interest in the FMM Properties.

The FMM Properties total 542 claims covering approximately 135 square miles are located west of mineral claims held by the Pebble Partnership.

1.2.2.2	Big Chunk North and South

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly and which was repayable 45 days after being called (the "Loan"). The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty on annual assessment work, rental and related fees relating to the maintenance of Liberty Star’s claims in Alaska. Northern Dynasty carried out initial exploration surveys in 2010.

Northern Dynasty called for the repayment of the Loan in October 2012 and, after failure by Liberty Star to make any repayment, Northern Dynasty agreed to accept transfer of 199 claims (the "Settlement Claims") covering 47.9 square miles located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. Prior to transfer of the Settlement Claims to Northern Dynasty, a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star, which Liberty Star disputes. Liberty Star has filed a claim against the third party, who has in turn filed a counterclaim against Liberty Star and has joined Northern Dynasty and its subsidiary, U5 Resources Inc., as parties to the lawsuit. Each of U5 Resources Inc. and Northern Dynasty has tendered its defence of the counterclaim to Liberty Star, which is obligated to indemnify Northern Dynasty and U5 Resources Inc. from any losses arising from the failure of Liberty Star to transfer clear title to the Settlement Claims.

The total area of the properties is 71.7 square miles, and includes 95 Purchased Claims and 199 Settlement Claims. All of these claims are located in the vicinity of the Pebble Project.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.2.3	Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and, after a steep decline in late 2008 and early 2009, steadily increased until late 2011. Although prices have been variable since that time, overall they have weakened. The recent closing price is US$2.98/lb.

Although gold prices have dropped from time to time, the average annual price steadily increased from 2008 to 2012. Gold prices trended lower in 2013; however, there has been some improvement in prices in early 2014. The recent closing price is US$1,314/oz.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Prices improved but were variable in 2010 and 2011. Prices then increased to US$15.00/lb in early April 2012, before decreasing through July 2013, then varying for the remainder of the year, averaging US$10.40/lb. The recent closing price is US$10.21/lb.

Average annual prices as well as the average prices so far in 2013 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012	3.61/lb	1,669/oz	12.81/lb
2013	3.32/lb	1,410/oz	10.40/lb
2014 (to the date of this MD&A)	3.21/lb	1,293/oz	10.26/lb

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.3	Selected Annual Information

The following selected annual information is from the audited consolidated financial statements which have been prepared in accordance with IFRS. The 2013 figures include the Pebble Partnership on a consolidated basis with effect from December 10, 2013. All figures are expressed in thousands of Canadian dollars unless otherwise stated except per share amounts.

	December 31	December 31	December 31
Statements of Financial Position	2013	2012	2011
Investment in the Pebble Partnership ("PLP")	$–	$99,336	$101,542
Mineral property, plant and equipment	108,050	1,055	1,055
Current assets	33,734	32,543	42,644
Total assets	141,784	132,934	145,241
Shareholders’ equity	133,928	128,893	141,356
Other liabilities	3,803	3,632	3,715
Current liabilities	4,053	409	170
Total shareholders’ equity and liabilities	141,784	132,934	145,241
Working capital	$29,681	$32,134	$42,474

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Expenses (income)	2013	2012	2011
Exploration and evaluation	$1,991	$4,461	$819
General and administrative	6,245	6,780	6,168
Share-based compensation	641	5,225	14,205
Exchange (gain) loss	(340)	83	(58)
Interest income	(1,136)	(887)	(944)
Gain on discontinuance of equity method	(5,062)	–	–
Loss before tax	2,339	15,662	20,190
Income tax expense (recovery)	184	–	(51)
Loss for the year	$2,523	$15,662	$20,139

Basic and diluted loss per common share	$0.03	$0.16	$0.21
Weighted average number of common shares outstanding	95,007	94,995	94,852

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.4	Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Statements of Financial	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Position	2013	2013	2013	2013	2012	2012	2012	2012
Investment in PLP (1)	$–	$102,870	$105,017	$101,443	$99,336	$98,168	$101,652	$99,595
Mineral property, plant & equipment	108,050	1,055	1,055	1,055	1,055	1,055	1,055	1,055
Current assets	33,734	28,044	29,693	30,817	32,543	35,623	38,605	40,811
Total assets	141,784	131,969	135,765	133,315	132,934	134,846	141,312	141,461

Equity	133,928	127,859	131,629	129,456	128,893	130,214	137,191	137,282
Deferred income tax ("DIT")	3,803	3,760	3,839	3,709	3,632	3,589	3,719	3,643
Current liabilities	4,053	350	297	150	409	1,043	402	536
Total shareholders’ equity and liabilities	141,784	131,969	135,765	133,315	132,934	134,846	141,312	141,461
Working capital	29,681	27,694	29,396	30,667	32,134	34,580	38,203	40,275

Comprehensive (Income) Loss
Expenses
Exploration and evaluation	1,076	270	246	399	663	1,255	1,274	1,269
General and administrative	1,810	1,552	1,495	1,388	2,076	2,472	1,136	1,096
Share-based compensation	–	–	217	424	486	1,260	1,702	1,777
Loss from operating activities	2,886	1,822	1,958	2,211	3,225	4,987	4,112	4,142
Exchange (gain) loss	(183)	114	(175)	(96)	(48)	136	(87)	82
Interest income	(413)	(234)	(265)	(224)	(233)	(240)	(251)	(163)
Gain on discontinuance of equity method (1)	(5,062)	–	–	–	–	–	–	–
(Income) loss before tax	(2,772)	1,702	1,518	1,891	2,944	4,883	3,774	4,061
Income tax expense (recovery)	184	–	–	–	2	(2)	–	–
(Income) loss for the quarter	(2,588)	1,702	1,518	1,891	2,946	4,881	3,774	4,061
Foreign exchange translation difference	(3,340)	2,147	(3,574)	(2,107)	(1,168)	3,484	(2,057)	1,947
Deferred income tax	–	(79)	130	77	41	(128)	76	(72)
Reversal of DIT	(141)	–	–	–	–	–	–	–
Comprehensive (income) loss	$(6,069)	$3,770	$(1,926)	$(139)	$1,819	$8,237	$1,793	$5,936

Basic and diluted (income) loss per common share	$(0.03)	$0.02	$0.02	$0.02	$0.03	$0.05	$0.04	$0.04

(1) Pebble Limited Partnership. Up to the change of control in Q4 of 2013, it was held under joint venture and accounted for under the equity method.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Discussion of Quarterly Trends

The Pebble Partnership accounts are denominated in US dollars. Exchange differences arising from the translation of the Pebble Partnership are taken directly to the foreign currency translation reserve through other comprehensive income or loss. The Company has recorded translation gains in five quarters as a result of depreciation of the Canadian dollar relative to the US dollar and losses in three quarters as a result of the appreciation of the Canadian dollar relative to the US dollar. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q1 2012	Depreciation	$1.02	$1.00	$1.9 million
Q2 2012	Appreciation	$1.00	$1.02	$(2.1) million
Q3 2012	Depreciation	$1.02	$0.98	$3.5 million
Q4 2012	Appreciation	$0.98	$0.99	$(1.1) million
Q1 2013	Appreciation	$0.99	$1.02	$(2.1) million
Q2 2013	Appreciation	$1.02	$1.05	$(3.6) million
Q3 2013	Depreciation	$1.05	$1.03	$2.1 million
Q4 2013	Appreciation	$1.03	$1.06	$(3.4) million

FY 2012	Depreciation	$1.02	$0.99	$2.2 million
FY 2013	Appreciation	$0.99	$1.06	$(6.8) million

Share-based compensation expense has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options ("options") is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the options vest. The Company granted options in Q2 of 2012 however, share-based compensation ("SBC") did not increase due to the lower estimated fair value for these options of $0.87 per option as compared to $6.56 per option for the previous year’s grant and notwithstanding the vesting of one-half of these options at grant date. In Q1 and Q4 of 2012 SBC related to the amortization of SBC on options that were still vesting. In Q3 of 2012, the Company recognized approximately $458,000 in additional SBC in respect to options that the Company’s directors voluntarily agreed to cancel that were still vesting. In 2013, as no options were granted, the remaining unamortized SBC was recognized. All options were fully vested by end of Q3 of 2013.

Exploration and evaluation expenses averaged around $1.3 million for three quarters from Q1 to Q3 of 2012 as the Company conducted a further technical study to advance work completed since the issue of the 2011 Preliminary Assessment ("2011 PA"). From Q4 of 2012 through Q3 of 2013, exploration and evaluation expenses trended lower due to the completion of work related to the technical study. In Q4 of 2013, additional costs were incurred as a result of the withdrawal of Anglo American from the Pebble Partnership and the Company consolidating the Pebble Partnership from December 10, 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the year ended December 31, 2013 and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Operations for the Year Ended December 31, 2013 vs. 2012

The Company recorded a decrease in loss of $13.1 million due mainly to the decrease in exploration and evaluation expenses, share-based compensation expense and a gain recognized on discontinuance of the equity method (in respect to the Pebble Partnership).

Exploration and evaluation expenses ("E&E") decreased by $2.5 million as the Company’s work on technical studies wound down.

General and administrative expenses ("G&A") decreased to $6.2 million from $6.8 million in 2012 due mainly to a reduction in consulting fees paid and conference and travel costs. In 2012, in response to EPA’s initiatives such as the BBWA (refer 1.2.1.3 Bristol Bay Watershed Assessment), the Company initiated a program to retain US political and scientific representatives and consultants to assist, consult and represent the Company, which costs in 2013 have been lower. This was offset by increased shareholder communication in 2013 as the Company has focused more resources in the area of investor relations and shareholder communication.

The following table provides a breakdown of G&A incurred in the year as compared to 2012, expressed in thousands of dollars:

G&A	2013	2012
Conference and travel	$340	$566
Consulting	836	1,761
Insurance	342	343
Legal, accounting and audit	275	255
Office costs	670	702
Management and administration	2,572	2,095
Shareholder communication	983	830
Trust and filing	227	228
Total	$6,245	$6,780

Share-based compensation decreased to $0.6 million from $5.2 million in 2012 due mainly to the Company not granting share purchase options. In 2012 the Company granted 2.2 million options were granted and recognized an additional $0.5 million expense for options that were cancelled voluntarily. Although over 2.0 million options were cancelled voluntarily in 2013, they were fully vested, and there was no impact on SBC as the Company had previously recognized SBC thereon.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

After the recognition of an exchange gain on translation of the Pebble Partnership which has a US dollar functional currency of $6.9 million (2012 – loss of $2.2 million) (refer Discussion of Quarterly Trends in 1.4), the comprehensive income for the year was $4.4 million as compared to a comprehensive loss of $17.8 million in 2012.

1.5.2	Cash Flows for the Year Ended December 31, 2013 vs. 2012

Net cash used in operations decreased by $2.7 million to $7.8 million in 2013 due mainly to the decrease in Company corporate activities.

The Company contributed a further $1.0 million to the Pebble Partnership before the change in control of the Pebble Partnership on December 10, 2013. On assumption of control, the Company’s cash resources increased by $6.5 million.

The Company received $0.6 million in interest on cash balances as compared to $0.4 million in 2012 as the Company’s funds were invested at higher rates. For the year, the Company had a net decrease in cash of $1.7 million (2012 – $9.9 million) .

1.5.3	Financial position as at December 31, 2013 vs. December 31, 2012

The Company’s total assets increased by $8.9 million to $141.8 million. The increase was mainly the result of consolidating the assets and liabilities of the Pebble Partnership as a result of assuming control thereof (discussed further in Note 3 in the Notes to the Financial Statements). In respect to non-current assets, the Company recognized the Pebble mineral property and plant and equipment as it discontinued the equity method of accounting for the Pebble Partnership which including a foreign exchange gain on translation amounted to an increase of $7.7 million. Current assets increased by $1.2 million. The Company consolidated amounts receivable and prepaid expenses, certain restricted cash ($1.2 million) and cash and cash equivalents from the Pebble Partnership ($6.5 million – see previous section). The additional cash and cash equivalents reduced the decrease in cash and cash equivalents utilized for the year to $1.7 million. Other changes included the change in value of the amounts receivable due to accrued interest ($0.3 million) and foreign exchange gain on translation ($0.5 million) .

1.5.4	The Pebble Partnership under Joint Venture

Until the change of control on December 10, 2013, the Company accounted for its investment in the Pebble Partnership under the equity method.

Expenditures incurred by the Pebble Partnership on the Pebble Project were funded by Anglo American in order to retain its 50% interest in the Pebble Project. Anglo American’s total contributions from inception of the Pebble Partnership to December 31, 2013 total $594.9 million (US$573.2 million) .. For the period ended January 1 to December 10, 2013, the Pebble Partnership incurred losses of $68.8 million (December 31, 2012 – $102.9 million) . E&E costs decreased to $58.5 million from $93.3 million in the previous year as the Pebble Partnership focused on various programs to advance the completion of a prefeasibility study for the Pebble Project and the completion of a Project Description to support the permit application under NEPA (refer discussion in 1.2.1.1 Technical Programs). In Q1 of 2012, the Pebble Partnership released the EBD.

The main E&E costs during the period ended January 1 to December 10, 2013, were:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

  engineering (2013 – $10.6 million; December 31, 2012 – $19.1 million);
  environmental planning and testing (2013 – $13.9 million; December 31, 2012 – $20.0 million);
  site activities (2013 – $18.8 million; December 31, 2012 – $36.6 million);
  corporate affairs (2013 – $13.7 million; December 31, 2012 – $16.5 million); and
  business development (2013 – $1.5 million; December 31, 2012 – $1.1 million).

For further discussion on exploration activities and related technical programs see section 1.2.1.1 Technical Programs.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed its last private placement financing in 2008. Since then inflows into the treasury have been through the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Northern Dynasty has $25.8 million in cash and cash equivalents for its operating requirements. In the fall of 2013, the Company initiated a review of all Pebble Partnership programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner (refer to 1.2). Based on available cash resources Management believe the Company will be able to meet corporate expenditure requirements and activities at the Pebble Project for at least the next twelve months. Additional financing, which may include debt, equity or reliance on new joint venture partners, will be required to fund further exploration or development programs at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations.

At December 31, 2013, the Company had working capital of approximately $29.7 million as compared to $32.1 million at December 31, 2012. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed in the Financial Statements (refer note 14, Commitments and Contingencies, in the notes to the Financial Statements).

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and other claims in the vicinity thereof (see 1.2.2) and routine office leases.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.7	Capital Resources

The Company’s capital resources consist of its cash reserves. As of December 31, 2013, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in the Financial Statements.

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

There are none.

1.9	Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel who are close business associates and also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost. The following summarizes the transactions with HDSI expressed in thousands of dollars for the year:

Transactions	2013	2012
Services rendered by HDSI	$4,181	$3,531
Reimbursement of third party
expenses incurred by HDSI	829	1,129
Total paid by the Company	$5,010	$4,660

The Company continues to use resources provided by HDSI to assist with ongoing administration and management of the Company, including continuous disclosure obligations, shareholder communications, public affairs and investor relations, assisting the Company with the Pebble Partnership as appropriate.

Other related party transactions include compensation paid to key management personnel (directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP"), Corporate Communication, VP, Engineering and VP, Public Affairs). For the year ended December 31, 2013, this comprised directors’ fees and salaries of $2.5 million (2012 – $2.2 million) and share -based compensation of $0.2 million (2012 – $2.8 million) .

1.10	Fourth Quarter 2013 vs 2012

The Company recorded total comprehensive income of $6.1 million as compared to a $1.8 million loss in 2012 as the Company recognized a gain on discontinuance of the equity method for accounting for the Pebble Partnership and a larger foreign exchange gain on translation as compared to 2012.

The Company recorded an increase in E&E of $0.4 million as the Company initiated a review of all Pebble Partnership programs, timelines and budgets in order to prioritize the allocation of available financial resources to advance the Pebble Project in the most efficient manner with the withdrawal of Anglo American.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

G&A decreased to $1.8 million from $2.1 million in 2012. The decrease was due mainly to decreased consulting costs and less conference and travel related costs. This was offset by increased management and administration resulting from the withdrawal of Anglo American from the Pebble Partnership.

The following table provides a breakdown of G&A incurred during the quarter as compared to the fourth quarter of 2012, expressed in thousands of dollars:

G&A	2013	2012
Conference and travel	$29	$230
Consulting	154	564
Insurance	86	89
Legal, accounting and audit	214	175
Office costs	237	147
Management and administration	894	596
Shareholder communication	191	270
Trust and filing	5	5
Total	$1,810	$2,076

SBC decreased to $nil from $0.5 million in 2013 due mainly to the Company not granting options. The Company had recognized the remaining unamortized SBC in previous quarters.

On the discontinuance of the equity method for accounting for the investment in Pebble Partnership, the Company recorded a gain of $5.1 million in the quarter. The Company recognized, through other comprehensive income or loss, an exchange gain of $3.3 million in 2013 versus a $1.2 million gain in 2012 on translation of the investment in the Pebble Partnership. As the Pebble Partnership has a US dollar functional currency, the Company is impacted by movements in the US / Canadian dollar exchange rate (see 1.4, Discussion ofQuarterly Trends).

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12	Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates. The following are specific areas where significant estimates or judgments exist:

Estimates

i.

The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

ii.

The loan receivable from Liberty Star Uranium & Metals Corp (refer Note 5 in the Notes to the Financial Statements), which is secured by certain mineral claims, was past due at the end of the reporting period. However the Company has not recognized an allowance for doubtful debts because the Company has a reasonable expectation that the loan will be settled by the transfer of the underlying mineral claims by the debtor.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position in the Consolidated Financial Statements.

Judgments

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"), the Company used judgment in determining that there are no facts and circumstances suggesting that the carrying amount of the Company’s exploration and evaluation assets (which comprise the mineral property and plant and equipment )("E&E assets") may exceed their recoverable amount.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries, Management considered the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Company operates.

iii.

The Company applied judgment in determining the classification of its interests in other entities. In particular, the Company determined the level of control or joint control and whether the Group has rights to assets and liabilities or to net assets of the arrangement based on the legal structure and contractual terms of the arrangement and, when relevant, other facts and circumstances . The Company concluded that its previous 50% interest in the Pebble Partnership that the Company held until December 10, 2013, was a joint venture in accordance with IFRS 11, Joint Arrangements.

iv.

The Company used judgment in determining that the acquisition of 50% of the Pebble Partnership should be treated as an asset acquisition and not a business combination under IFRS 3, Business Combinations, and hence the transaction was outside the scope of IFRS 3. The Company considered the current stage of the Pebble Project which has no proven or probable reserves and the fact that the project’s technical feasibility and economic viability has still to be determined or demonstrated.

v.

The Company has employed judgment that going concern was still an appropriate basis for the preparation of the Financial Statements. Although the Company no longer has access to a stream of financing for the development of the Pebble Project with the withdrawal of Anglo American from the Pebble Partnership and Pebble Project, the Company has reviewed all programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner and believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the next year.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.12.1	Mineral resources and the carrying value of the Company’ s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s mineral property.

1.12.2	Impairment analysis of assets

At the end of each reporting period, the carrying amounts of the Company’s assets, which comprise mainly its E&E assets and the Liberty Star loan receivable, are reviewed to determine whether there is any indication that those assets are impaired. The Liberty Star loan receivable is discussed under estimates above (refer (ii)). With respect to the Company’s E&E assets, the Company determined that, as per IFRS 6, there were no facts or circumstances suggesting that the carrying value was impaired.

Recoverability of the carrying amount of the mineral property is dependent on successful development and commercial exploitation or alternatively, sale thereof.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2013, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

1.12.3	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and when applicable, the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value of restoration, rehabilitation and environmental costs. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2013, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

1.12.4	Share-based compensation expense

As indicated in 1.12 (i) the Company uses the Black -Scholes option pricing model to estimate the fair value of options granted through its Board of Directors, to directors, employees and service providers. Changes in any of the inputs in the model such as expected volatility, expected life to exercise and interest rates could cause a significant change in the share-based compensation expense charged in a period. During the year the Company did not grant any share purchase options. The share-based compensation expense recognized in the year relates to the vesting of tranches of share purchase options that were granted in prior years. The weighted average fair value of options granted in 2012 was estimated at $0.87 per option based on the following weighted average assumptions and inputs:

2012
Risk-free interest rate	1.11%
Expected life	3.43 years
Expected volatility	60%
Grant date share price	$2.38
Expected dividend yield	Nil

1.12.5	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Further discussion can be found in Note 2 in the Notes to the Financial Statements which accompany this MD&A.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Standards, Amendments and Revised Standards Adopted

The Company adopted a number of new and revised standards and amendments that became effective on January 1, 2013 which are discussed in Note 2 in the Notes to the Financial Statements which accompany this MD&A.

Accounting Standards, Amendments and Revised Standards Not Yet Effective

The Company has disclosed information and potential impact thereof in Note 2 in the Notes to the Financial Statements which accompany this MD&A.

1.14	Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities. The loan receivable from Liberty Star which the Company continues to record in its consolidated financial statements has an equity conversion option which is not exercisable as the terms set out in the letter agreement were not completed (refer Note 5(a) in the Notes to the Financial Statements).

1.14.1	Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses recognized in other comprehensive income or loss. At the reporting date these securities had a nominal value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables currently comprise (i) amounts receivable including the loan receivable from Liberty Star, (ii) amounts receivable from a related party ($nil in current year), (iii) cash and cash equivalents and restricted cash (see below).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

The Company’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company.

1.14.2	Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables and a payable to a related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable which includes the Company’s loan receivable from Liberty Star and any amounts receivable from related parties. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the year ended December 31, 2013. Management has also concluded that there is no objective evidence of impairment to its amounts receivable including the recoverability of the loan receivable from Liberty Star (see discussion below).

Management assesses the recoverability of the loan receivable from Liberty Star as at the end of each reporting period based on financial information available. In October 2012, the Company delivered notice to Liberty Star for repayment of the loan principal and accrued interest. In November 2012, a loan settlement agreement was negotiated pursuant to which Liberty Star was to transfer to the Company certain of its mineral claims held as collateral for the loan receivable in payment of the loan principal and accrued interest. As of December 31, 2013 and to the date of this MD&A, Liberty Star had not completed the valid transfer of the claims to the Company as per the loan settlement agreement and as such the loan settlement agreement is not closed and accordingly the Company continues to retain its rights under the original loan letter agreement. The Company has reasonable expectation that it will recover the carrying amount of the loan receivable by enforcing the legal rights conferred by the original loan letter agreement and/or the loan settlement agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the loan receivable.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: its loan receivable from Liberty Star is denominated in US dollars; the Pebble Partnership has a US dollar functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2013			December 31, 2012
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial assets	(000s	)	dollars	(000s	)	dollars

Amounts receivable	$5,360		$5,701	$4,663		$4,639
Cash and cash equivalents	7,083		7,534	45		45
Total exposed to currency risk	$12,443		$13,235	$4,708		$4,684

The exposure of the Company's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2013			December 31, 2012
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial liabilities	(000s	)	dollars	(000s	)	dollars

Trade and other payables	$3,197		$3,400	$40		$40
Total exposed to currency risk	$3,197		$3,400	$40		$40

A 10% depreciation of the Canadian dollar relative to the United States dollar at December 31, 2013 would have decreased loss by $983 (2012 - $465). This analysis assumes that all other variables, in particular interest rates, remain constant.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the year ended December 31, 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the year ended December 31, 2013.

Assuming that all variables remain constant, a 100 basis points change in a decrease or increase in interest rates would have resulted in a decrease or increase in interest income of approximately $267 (2012 - $325).

Commodity price risk

While the value of the Company’s core mineral resource property, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding As of March 25, 2014	95,009,864
Share options – as of March 25, 2014 (Weighted average exercise price per share: $2.19)	6,434,500

1.15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s ICFR as of December 31, 2013. In making the assessment, it used the criteria set forth in the Internal Control‐Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of December 31, 2013, the Company’s ICFR was effective based on those criteria.

The Company’s ICFR as of December 31, 2013, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2013. Deloitte LLP, as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company’s ICFR.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Year ended December 31, 2013

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5	Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6	Risk Factors

Please refer to "Risk Factors" under Item 5 in the Company’s 2013 Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com for a detailed discussion. The Company’s Form 40-F which is filed with the SEC on EDGAR at www.sec.gov.com also discusses certain risk factors.